EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
FAR EAST ENERGY CORPORATION

1.	Newark Valley Oil & Gas, Inc. was incorporated in the State of Nevada.

2.	Far East Energy (BVI), Inc. was organized in the territory of the British Virgin Islands.

3.	Far East Energy (Bermuda), Ltd. was organized in Bermuda.